

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Xiaoping Zhang
Chief Executive Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Form S-3**
> **Filed December 28, 2009**
> **File No. 333-164041**

Dear Mr. Xiaoping:

　　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Outside Cover Page of the Prospectus</u>

1.　　　　Please revise to set forth the calculation of the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates and the amount of all securities offered pursuant to General Instruction I.B.6 during the 12-month period prior to, and including, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

Signatures, page 26

2.   Your registration statement must be signed by either your principal accounting officer or your controller. Please revise accordingly.

Opinion of Counsel, Exhibit 5.1

3.   Please confirm that you will file unqualified legal opinions at the time of each takedown.

4.   We note that on page 3, section 5, counsel states that it has relied as to "certain matters" on information obtained from public officials or the company. Please revise to clarify that counsel has relied on this information as to factual matters only.

5.   Please delete the first full paragraph on page 4. Attempts to limit use of the opinion to the offer and sale of securities while your registration statement is in effect are not appropriate.

6.   Please revise the opinion to include New York law, which appears to govern your indenture.

7.   We note that counsel disclaims any obligation to update the opinion or advise as to changes in law or legal or factual developments. Please either delete this statement or update the date of the opinion to the date of effectiveness.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Jeffrey L Shulte, Esq. *via facsimile* (404) 365-9532